UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Construction Partners, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

21044C107

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Capital Management Corp.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 15,153,262(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,153,262(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,153,262(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 31.5%(2)
12	Type of Reporting Person (See Instructions) CO

(1)

Includes shares of Class A Common Stock of Construction Partners, Inc. (the “Issuer”) issuable upon the conversion of (a) 6,160,963 shares of Class B Common Stock of the Issuer held by SunTx CPI Expansion Fund, L.P. (“SunTx Expansion Fund”), (b) 4,889,339 shares of Class B Common Stock of the Issuer held by SunTx Fulcrum Fund Prime, L.P. (“SunTx Fulcrum Fund”), (c) 2,661,970 shares of Class B Common Stock of the Issuer held by SunTx Fulcrum Dutch Investors Prime, L.P. (“SunTx Fulcrum Dutch Fund”), and (d) 325,321 shares of Class B Common Stock of the Issuer held by SunTx CPI Expansion Fund GP, LP (“SunTx Expansion GP”).

(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx CPI Expansion Fund GP, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,486,284(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,486,284(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,486,284(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 16.0%(2)
12	Type of Reporting Person (See Instructions) PN

(1)

Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of (a) 325,321 shares of Class B Common Stock of the Issuer held by SunTx Expansion GP, and (b) 6,160,963 shares of Class B Common Stock of the Issuer held by SunTx Expansion Fund.

(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Capital Partners L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,666,978(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,666,978(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,666,978(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 20.8%(2)
12	Type of Reporting Person (See Instructions) PN

(1)

Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of (a) 4,889,339 shares of Class B Common Stock of the Issuer held by SunTx Fulcrum Fund and (b) 2,661,970 shares of Class B Common Stock of the Issuer held by SunTx Fulcrum Dutch Fund.

(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx CPI Expansion Fund, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,160,963(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,160,963(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,160,963(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 15.3%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of 6,160,963 shares of Class B Common Stock of the Issuer.
(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Fulcrum Fund Prime, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,611,712(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,611,712(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,611,712(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 14.4%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of 4,889,339 shares of Class B Common Stock of the Issuer.
(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Fulcrum Dutch Investors Prime, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,055,266(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,055,266(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,055,266(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 8.3%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of 2,661,970 shares of Class B Common Stock of the Issuer.
(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Capital II Management Corp.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,293,922(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,293,922(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,922(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.4%(2)
12	Type of Reporting Person (See Instructions) CO

(1)

Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of (a) 1,107,173 shares of Class B Common Stock of the Issuer held by SunTx Capital Partners II, LP (“SunTx Partners II”) and (b) 523,685 shares of Class B Common Stock of the Issuer held by SunTx Capital Partners II Dutch Investors, LP (“SunTx Partners Dutch LP”).

(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Capital Partners II GP, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,293,922(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,293,922(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,922(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.4%(2)
12	Type of Reporting Person (See Instructions) PN

(1)

Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of (a) 1,107,173 shares of Class B Common Stock of the Issuer held by SunTx Partners II and (b) 523,685 shares of Class B Common Stock of the Issuer held SunTx Partners Dutch LP.

(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Capital Partners II, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,535,990 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,535,990 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,535,990 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.4%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of 1,107,173 shares of Class B Common Stock of the Issuer.
(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons SunTx Capital Partners II Dutch Investors, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 757,932 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 757,932 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 757,932 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 2.2%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of 523,685 shares of Class B Common Stock of the Issuer.
(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons Ned N. Fleming, III
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 17,565,759 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 17,565,759 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,565,759 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 35.3%(2)
12	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of (a) 6,160,963 shares of Class B Common Stock of the Issuer held by SunTx Expansion Fund, (b) 4,889,339 shares of Class B Common Stock of the Issuer held by SunTx Fulcrum Fund, (c) 2,661,970 shares of Class B Common Stock of the Issuer held by SunTx Fulcrum Dutch Fund, (d) 325,321 shares of Class B Common Stock of the Issuer held by SunTx Expansion GP, (e) 1,107,173 shares of Class B Common Stock of the Issuer held by SunTx Partners II and (f) 523,685 shares of Class B Common Stock of the Issuer held SunTx Partners Dutch LP. Also includes 4,000 shares of Class A Common Stock directly held by Mr. Fleming’s spouse and 38,192 restricted shares of Class A Common Stock of the Issuer granted to Mr. Fleming under the Construction Partners, Inc. 2018 Equity Incentive Plan that will vest on January 1, 2022.

(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons Craig Jennings
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 17,485,376 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 17,485,376 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,485,376 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 35.2%(2)
12	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of (a) 6,160,963 shares of Class B Common Stock of the Issuer held by SunTx Expansion Fund, (b) 4,889,339 shares of Class B Common Stock of the Issuer held by SunTx Fulcrum Fund, (c) 2,661,970 shares of Class B Common Stock of the Issuer held by SunTx Fulcrum Dutch Fund, (d) 325,321 shares of Class B Common Stock of the Issuer held by SunTx Expansion GP, (e) 1,107,173 shares of Class B Common Stock of the Issuer held by SunTx Partners II and (f) 523,685 shares of Class B Common Stock of the Issuer held SunTx Partners Dutch LP. Also includes 12,731 restricted shares of Class A Common Stock of the Issuer granted to Mr. Jennings under the Construction Partners, Inc. 2018 Equity Incentive Plan that will vest on January 1, 2022.

(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

CUSIP NO. 21044C107

1	Names of Reporting Persons Mark R. Matteson
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 17,485,376 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 17,485,376 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,485,376 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 35.2%(2)
12	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes shares of Class A Common Stock of the Issuer issuable upon the conversion of (a) 6,160,963 shares of Class B Common Stock of the Issuer held by SunTx Expansion Fund, (b) 4,889,339 shares of Class B Common Stock of the Issuer held by SunTx Fulcrum Fund, (c) 2,661,970 shares of Class B Common Stock of the Issuer held by SunTx Fulcrum Dutch Fund, (d) 325,321 shares of Class B Common Stock of the Issuer held by SunTx Expansion GP, (e) 1,107,173 shares of Class B Common Stock of the Issuer held by SunTx Partners II and (f) 523,685 shares of Class B Common Stock of the Issuer held SunTx Partners Dutch LP. Also includes 12,731 restricted shares of Class A Common Stock of the Issuer granted to Mr. Matteson under the Construction Partners, Inc. 2018 Equity Incentive Plan that will vest on January 1, 2022.

(2)

Calculated based on 34,034,505 shares of Class A Common Stock of the Issuer outstanding as of February 3, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2020, that was filed by the Issuer with the Securities Exchange Commission on February 5, 2021.

Item 1(a).	Name of Issuer:

Construction Partners, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

290 Healthwest Drive, Suite 2

Dothan, Alabama 36303

Item 2(a).	Name of Person Filing:

This statement is jointly filed by and on behalf of each of SunTx Capital Management Corp. (“SunTx Capital Management”), SunTx CPI Expansion Fund GP, L.P. (“SunTx Expansion GP”), SunTx Capital Partners L.P. (“SunTx Partners GP”), SunTx CPI Expansion Fund, L.P. (“SunTx Expansion Fund”), SunTx Fulcrum Fund Prime, L.P. (“SunTx Fulcrum Fund”), SunTx Fulcrum Dutch Investors Prime, L.P. (“SunTx Fulcrum Dutch Fund”), SunTx Capital II Management Corp. (“SunTx Capital II Management”), SunTx Capital Partners II GP, LP (“SunTx Partners II GP”), SunTx Capital Partners II, LP (“SunTx Partners II”), SunTx Capital Partners II Dutch Investors, LP (“SunTx Partners Dutch LP”), Ned N. Fleming, III, Craig Jennings and Mark Matteson (collectively referred to herein as the “Reporting Persons”).

SunTx Expansion GP is the general partner of SunTx Expansion Fund. SunTx Partners GP is the general partner of each of SunTx Fulcrum Fund and SunTx Fulcrum Dutch Fund. SunTx Capital Management is the general partner of each of SunTx Expansion GP and SunTx Partners GP. SunTx Partners II GP is the general partner of each of SunTx Partners II and SunTx Partners Dutch LP. SunTx Capital II Management is the general partner of SunTx Partners II GP. Mr. Fleming, a director of the Issuer, is the sole shareholder and director of SunTx Capital Management and the majority shareholder and sole director of SunTx Capital II Management. Mr. Jennings and Mr. Matteson, each a director of the Issuer, are each executive officers of SunTx Capital Management and shareholders of SunTx Capital II Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 5420 LBJ Freeway, Suite 1000, Dallas, Texas 75240.

Item 2(c).	Citizenship:

i)	SunTx Capital Management is a Texas corporation;

ii)	SunTx Expansion GP is a Texas limited partnership;

iii)	SunTx Partners GP is a Texas limited partnership;

iv)	SunTx Expansion Fund is a Texas limited partnership;

v)	SunTx Fulcrum Fund is a Texas limited partnership;

vi)	SunTx Fulcrum Dutch Fund is a Texas limited partnership;

vii)	SunTx Capital II Management is a Texas corporation;

viii)	SunTx Partners II GP is a Texas limited partnership;

ix)	SunTx Partners II is a Texas limited partnership;

x)	SunTx Partners Dutch LP is a Texas limited partnership;

xi)	Mr. Fleming is a citizen of the United States;

xii)	Mr. Jennings is a citizen of the United States; and

xiii)	Mr. Matteson is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”).

Item 2(e).	CUSIP Number:

21044C107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

Each of the Reporting Persons expressly disclaims beneficial ownership of all shares of Class A Common Stock reported herein other than those shares such Reporting Person holds directly.

Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 193, as amended (the “Act”) or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certifications:

This Item 10 is not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	SUNTX CAPITAL MANAGEMENT CORP.

	By:	/s/ Ned N. Fleming, III
	Name:	Ned N. Fleming, III
	Title:	Director

Date: February 16, 2021	SUNTX CPI EXPANSION FUND GP, L.P.
	By:	SunTx Capital Management Corp.,
its general partner

		By:	/s/ Ned N. Fleming, III
		Name:	Ned N. Fleming, III
		Title:	Director

Date: February 16, 2021	SUNTX CAPITAL PARTNERS L.P.
	By:	SunTx Capital Management Corp.,
its general partner

		By:	/s/ Ned N. Fleming, III
		Name:	Ned N. Fleming, III
		Title:	Director

Date: February 16, 2021	SUNTX CPI EXPANSION FUND, L.P.
	By:	SunTx CPI Expansion Fund GP, L.P.,
its general partner

		By:	SunTx Capital Management Corp.,
its general partner

			By:	/s/ Ned N. Fleming, III
			Name:	Ned N. Fleming, III
			Title:	Director

Date: February 16, 2021	SUNTX FULCRUM FUND PRIME, L.P.
	By:	SunTx Capital Partners, L.P.,
its general partner

		By:	SunTx Capital Management Corp.,
its general partner

			By:	/s/ Ned N. Fleming, III
			Name:	Ned N. Fleming, III
			Title:	Director

Date: February 16, 2021	SUNTX FULCRUM DUTCH INVESTORS PRIME, L.P.
	By:	SunTx Capital Partners, L.P.,
its general partner

		By:	SunTx Capital Management Corp.,
its general partner

			By:	/s/ Ned N. Fleming, III
			Name:	Ned N. Fleming, III
			Title:	Director

Date: February 16, 2021	SUNTX CAPITAL II MANAGEMENT CORP.
	By:	/s/ Ned N. Fleming, III
	Name:	Ned N. Fleming, III
	Title:	Director

Date: February 16, 2021	SUNTX CAPITAL PARTNERS II GP, LP
	By:	SunTx Capital II Management Corp.,
its general partner

		By:	/s/ Ned N. Fleming, III
		Name:	Ned N. Fleming, III
		Title:	Director

Date: February 16, 2021	SUNTX CAPITAL PARTNERS II, LP
	By:	SunTx Capital Partners II GP, LP,
its general partner

		By:	SunTx Capital II Management Corp.,
its general partner

			By:	/s/ Ned N. Fleming, III
			Name:	Ned N. Fleming, III
			Title:	Director

Date: February 16, 2021	SUNTX CAPITAL PARTNERS II DUTCH INVESTORS, LP
	By:	SunTx Capital Partners II GP, LP,
its general partner

		By:	SunTx Capital II Management Corp.,
its general partner

			By:	/s/ Ned N. Fleming, III
			Name:	Ned N. Fleming, III
			Title:	Director

Date: February 16, 2021	NED N. FLEMING, III
	By:	/s/ Ned N. Fleming, III

Date: February 16, 2021	CRAIG JENNINGS
	By:	/s/ Craig Jennings

Date: February 16, 2021	MARK R. MATTESON
	By:	/s/ Mark R. Matteson

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)